SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                             Form 20-F  X    Form 40-F
                                      -----           -----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes         No X
                                      -----       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:      /s/ George O'Leary
      ------------------------------
       George O'Leary
       Chief Executive Officer

Date:  October 17, 2007

  Button Group Unveils Exhibition Designs at Symbian Smartphone Show and MIPCOM

      LONDON, Oct. 17 /PRNewswire-FirstCall/ -- Button Group plc, a Futuremedia plc (NasdaqCM: FMDA) company, rolled out designs for four major global telecommunications companies at the annual Symbian Smartphone show -- the largest event of its kind in the UK that takes place October 16-17th, 2007. Button also designed and created exhibition stands at MIPCOM, a global content event that took place in Cannes on October 8-12th.

      Button Group designed bespoke exhibition stands for Symbian, Sony Ericsson, UIQ Technology and Texas Instruments enabling them to demonstrate technological developments and content with maximum impact. The 150 sqm Symbian stand was the centrepiece of the show. Button also organised the pre-show party which brought together Sony Ericsson, UIQ and Motorola to host their event for over 200 clients.

      Button Group plc also supported more than 20 clients at this years MIPCOM show, namely CBS Paramount, NBC Universal, Lionsgate, Granada, iD Distribution, and Beyond, enabling them to demonstrate entertainment content via accessible and dynamic platforms.

      MIPCOM is the global content event for co-producing, buying, selling, financing and distributing entertainment content across all platforms. It provides the key decision-makers in the TV, film, digital and audiovisual content, production and distribution industry with the only market conference and networking forum to discover future trends and trade content rights on a global level.

      About Button Group plc

      Button Group is a leading design, exhibition and events agency with clients that range amongst the telecommunications, finance, property, media and IT industries; clients include NBC Universal, CBS Paramount, Union Properties, BlackBerry and Lend Lease. Button combines two and three dimensional design to provide creative solutions in the production of innovative exhibition stands and the organisation of events around the World. For more information, visit www.buttonplc.com.

      Button Group plc is a division of Futuremedia plc. Futuremedia plc is a global media company providing online education, design, exhibition and event services to public and private sector organisations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. For more information, visit www.futuremedia.co.uk

SOURCE  Futuremedia plc
    -0-                             10/17/2007
    /CONTACT:  Jenna Focarino, or Brian O'Keefe of Brainerd Communicators, Inc.,
     +1-212-986-6667, for Futuremedia plc /
    /First Call Analyst: /
    /FCMN Contact: pascarella@braincomm.com /
    /Web site:  http://www.futuremedia.co.uk
                http://www.buttonplc.com /
    (FMDA)